Form 10-K405, Exhibit 13
period 2000-07-01
DH APPAREL CO INC
filed 2000-09-29
CIK 1101395

------------------------------------------------------------------------------
                               TABLE OF CONTENTS
 ------------------------------------------------------------------------------


Market Information for Common Stock
 and Dividends .............................................Inside Front Cover
Selected Financial Data ...................................................  1
Letter to Shareholders ....................................................  2
Management's Discussion and Analysis ......................................  4
Independent Auditors' Report .............................................. 12
Consolidated Financial Statements ...................................... 13-28
Corporate Directory .........................................Inside Back Cover



 ------------------------------------------------------------------------------
               MARKET INFORMATION FOR COMMON STOCK AND DIVIDENDS
 ------------------------------------------------------------------------------



     The common stock of the Company is listed on the American Stock Exchange under the symbol DHA. The common stock was first traded on the Exchange on June 30, 2000 concurrent with the spin-off of Duck Head. On that date, the high and low sales prices for Duck Head's common stock were $3.00 and $2.25, respectively. Prior to the spin-off of Duck Head, Duck Head was a wholly-owned subsidiary of Delta Woodside Industries, Inc. and there was no established public trading market for the Company's shares.

     At September 21, 2000, there were approximately 1,700 holders of record of the Company's common stock.

     No dividends were declared on the Company's common stock in fiscal 2000. Subject to the provisions of any outstanding blank check preferred stock, the holders of Duck Head common stock are entitled to receive whatever dividends, if any, may be declared from time to time by the Duck Head board of directors in its discretion from funds legally available for that purpose. Duck Head's credit agreement permits the payment of cash dividend in an amount up to 25% of cumulative net income (excluding extraordinary or unusual non-cash items), provided that no event of default exists or would result from that payment and after the payment at least $6.0 million remains available under the revolving credit facility.

     Duck Head currently anticipates that it will pay no cash dividends to its stockholders for the foreseeable future. In general, any future cash dividend payments will depend upon Duck Head's earnings, financial condition, capital requirements, compliance with loan covenants and other relevant factors.

 ------------------------------------------------------------------------------
                            SELECTED FINANCIAL DATA
 ------------------------------------------------------------------------------

     The selected financial data of Duck Head set forth below should be read in conjunction with Duck Head's Consolidated Financial Statements, including the notes to those statements, and "Management's Discussion and Analysis of Financial Condition and Results of Operations". The consolidated financial statements of Duck Head include the operations and accounts of the Duck Head Apparel Company division, which consisted of operations and accounts included in Delta Woodside Industries, Inc. and various subsidiaries of Delta Woodside Industries, Inc. The consolidated statement of operations data for the year ended June 29, 1996, and the consolidated balance sheet data as of June 29, 1996 and June 28, 1997, are derived from unaudited consolidated financial statements not included in this document. The consolidated statement of operations data for the year ended June 28, 1997, and the consolidated balance sheet data as of June 27, 1998, are derived from, and are qualified by reference to, Duck Head's audited consolidated financial statements not included in this document. The consolidated statement of operations data for the years ended June 27, 1998, July 3, 1999 and July 1, 2000, and the consolidated balance sheet data as of July 3, 1999 and July 1, 2000, are derived from, and are qualified by reference to, Duck Head's audited consolidated financial statements included elsewhere in this document. Duck Head did not operate as a stand alone company for any of the periods presented. Historical results are not necessarily indicative of results to be expected in the future.



                                                                               Fiscal Year Ended
                                                  ----------------------------------------------------------------------------
                                                       July 1,          July 3,       June 27,       June 28,       June 29,
In Thousands, Except Per Share Data                     2000             1999           1998           1997           1996
------------------------------------------------------------------------------------------------------------------------------
Statements of Operations Data
Net sales                                            $  53,256        $  70,642      $  83,953      $  79,642      $  68,881
Cost of goods sold                                     (35,246)         (62,468)       (57,088)       (53,391)       (84,397)
Selling, general and administrative expenses           (19,957)         (34,005)       (28,980)       (25,624)       (26,778)
Impairment charges                                          --          (13,650)            --             --          5,312
Other income (expense)                                   1,752              250            864            667           (897)
----------------------------------------------------------------------------------------------------------------------------
Operating income (loss)                                   (195)         (39,231)        (1,251)         1,294        (37,879)
Interest expense, net                                   (7,210)          (8,222)        (6,951)        (6,183)        (5,988)
----------------------------------------------------------------------------------------------------------------------------
Loss before income taxes                                (7,405)         (47,453)        (8,202)        (4,889)       (43,867)
Income tax expense (benefit)                                41              261            159           (337)         1,013
----------------------------------------------------------------------------------------------------------------------------
Net loss                                             $  (7,446)       $ (47,714)     $  (8,361)     $  (4,552)     $ (44,880)
----------------------------------------------------------------------------------------------------------------------------
Balance sheet Data:
Working capital (deficit)                            $  15,759(1)     $ (79,898)     $ (47,571)     $ (17,509)     $ (19,940)
Total assets                                            33,343           46,394         75,383         73,836         63,122
Total long-term debt                                     4,640           23,178         29,701         52,277         31,917
Stockholders' equity/(Divisional deficit)            $  21,163(1)     $ (91,947)     $ (44,233)     $ (35,872)     $ (31,320)
Common Stock Data (Per Share)
Pro forma net loss                                   $   (3.15)              --             --             --             --
Pro forma weighted average shares outstanding            2,365               --             --             --             --

(1) See Note 1 to the Consolidated Financial Statements.

 ------------------------------------------------------------------------------
                             LETTER TO SHAREHOLDERS
 ------------------------------------------------------------------------------

To Our Shareholders:

     The Company reported a net loss of $7.4 million or $3.15 pro forma per share for Fiscal Year 2000 compared to a net loss of $47.7 million or $19.88 pro forma per share for the prior year. The fourth quarter 2000 operating profit was $419 thousand versus an operating loss of $33.3 million during the fourth quarter of the prior year.

      Several key issues dominated Duck Head's management focus during our fiscal 2000 turn-around year. These issues were:

      * Repositioning the Duck Head Brand

      * Reducing and Effectively Managing Finished Goods Inventory

      * Developing More Cost-Effective Product Sourcing

      * Reducing Selling, General and Administrative Expenses

      * Opening New Retail Doors Outside the Southeastern U.S.

      * Reducing Sales Allowances and Adjustments which resulted from Margin Support Agreements with Key Accounts

      * Completing the Spin-Off of Duck Head Apparel Company, Inc. from Delta Woodside Industries, Inc.

      We are pleased to report that significant progress was made this year on each of these issues. The Duck Head brand has been refocused on 18-24 year old collegiate males as the key target consumer. With the assistance of our Marketing Agency, 360 THINC, LTD., a creative and cost effective marketing program began in November 1999, and carried through the collegiate school year utilizing new and targeted consumer focused media such as (CTN) College Television Network, LINK Magazine and various specially selected Web sites impactful with college aged consumers. Early research indicates an uplift in college age consumer awareness of the Duck Head brand and an enhanced level of purchase intent.

      We began the year with $24.7 million of inventory and ended the year with $17.8 resulting in a $6.9 million or 28% decrease. While we are higher than our target levels, substantial progress was made. We expect to continue to make progress in reducing our inventory levels in fiscal year 2001.

      We completed the transition to off-shore sourcing for all products during fiscal year 2000. This transition, in addition to improving the sourcing contractor relationships in Latin America, Asia and Eastern Europe and reducing costs and improving output in our leased production facilities in Costa Rica has resulted in per unit cost reductions of over $.50 per unit and enhanced gross margin on sales of 3 to 5%. Further work with contractors and the recent passage of the Caribbean Basin Initiative should enable further cost and margin improvement in 2001.

      An all inclusive effort throughout the Company was made based on doing more for less, resulting in the reduction of total selling, general and administrative expenses of $14.0 million.

      Duck Head set a strategic target of opening a minimum of 300 new points of sale outside the Southeastern U.S. over a two-year time frame. The first effort against this objective kicked-off in the 3rd & 4th quarters of fiscal year 2000 with customer commitments to open 127 new doors. Of these new door commitments, 41 began receiving shipments either in late fiscal 2000 or in the first two months of fiscal 2001. The remaining 86 doors will begin initial shipments between December 2000 and February 2001. We believe we will gain additional new points of sale in the 4th fiscal quarter of 2001.

      Significant progress was also achieved in renegotiating margin support agreements with several key customers. These newly structured agreements should provide results which significantly reduce sales adjustment exposures for the Company in 2001, and beyond. There are on-going negotiations in progress with the last few of our customers where more progress is necessary to further limit the Company's risk.

      A very significant amount of management's time and effort was devoted to the process and ultimate consummation of the spin-off of the Company as a separate public entity from Delta Woodside Industries, Inc. This objective was achieved with an effective first trade date of June 30, 2000, for Duck Head Apparel Company, Inc. (American Stock Exchange Symbol DHA). In connection with this spin-off, the intercompany debt was either repaid or contributed to equity. Interest bearing debt, which included substantial loans from Delta Woodside for most of the year averaged $125.2 million during fiscal year 2000. After the recapitalization, interest bearing debt has been reduced to $5.6 million and Duck Head has $21.2 million of stockholders' equity.

      There are always unanticipated events which cause progress to be less than would otherwise be anticipated. Fiscal year 2000 presented some unanticipated challenges such as one major account making the decision to voluntarily close their business, resulting in a net sales loss to Duck Head of $1.2 million. A second

 ------------------------------------------------------------------------------
                             LETTER TO SHAREHOLDERS
 ------------------------------------------------------------------------------

major account went through a Chapter 11 Bankruptcy Petition. While we were able to minimize the accounts receivable write-down, our previous hope to increase sales to this account did not materialize. As part of the margin support renegotiations with two accounts, product segment reductions were agreed upon which resulted in lost sales of $5.8 million. However, we were able to reduce our provisions for sales returns and allowances partially due to margin support renegotiations with both these accounts and selected other key accounts.

      The Company additionally made the decision to discontinue unprofitable private label sales which resulted in a reduction of $3.0 million of revenue.

      The ongoing benefit from these actions, either complete or still work in progress, during these past twelve (12) months should contribute to improved business and financial performance for fiscal year 2001 and beyond.


Sincerely,



Robert D. Rockey
Chairman of the Board, President & CEO

 ------------------------------------------------------------------------------
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
 ------------------------------------------------------------------------------

      You should read the following discussion in conjunction with Duck Head's historical financial statements and the notes to those statements included elsewhere in this document.

      The foregoing letter to shareholders and the following discussion contain various "forward-looking statements". All statements, other than statements of historical fact, that address activities, events, or developments that the Company expects or anticipates will or may occur in the future, including such matters as future revenues, future cost savings, future capital expenditures, business strategy, competitive strengths, goals, plans, references to future success and other such information are forward-looking statements. The words "estimate", "project", "anticipate", "expect", "intend", "believe", and similar expressions are intended to identify forward-looking statements.

      The forward-looking statements in this Annual Report are based on the Company's expectations and are subject to a number of business risks and uncertainties, any of which could cause actual results to differ materially from those set forth in or implied by the forward looking statements. These risks and uncertainties include, among others, changes in the retail demand for apparel products, the cost of raw materials, competitive conditions in the apparel and textile industries, the relative strength of the United States dollar as against other currencies, changes in United States trade regulations and the discovery of unknown conditions (such as with respect to environmental matters and similar items). The Company does not undertake publicly to update or revise the forward-looking statements even if it becomes clear that any projected results will not be realized.


RESULTS OF OPERATIONS


Fiscal year 2000 versus fiscal year 1999


Net Sales.

      Consolidated net sales for the year ended July 1, 2000 totaled $53.3 million, as compared to $70.6 million for the year ended July 3, 1999, a decrease of 24.5%. A summary of Duck Head's net sales for the years ended July 1, 2000 and July 3, 1999 follows:


Net Sales (in millions)

                                Wholesale       Retail         Total
                               -----------   -----------   ------------
   Fiscal year 2000 ($)             38.3          15.0           53.3
   Fiscal year 1999 ($)             54.1          16.5           70.6
   (Decrease)($)                   (15.8)         (1.5)         (17.3)
   Percent (decrease)             (29.2%)        (9.1%)        (24.5%)

      The decrease in wholesale sales dollars reflected a decrease in unit shipments, which was primarily due to the reduction in categories of Duck Head product carried at two key accounts, the loss of three key accounts, the exit from certain segments of Duck Head's private label business and reduced volume at other accounts partially offset by lower sales returns and allowances. As Duck Head reduced margin support agreement commitments with two key accounts, these accounts chose to reduce the categories of Duck Head product, namely men's tops and boys' product, that it carries. This reduction in the categories of Duck Head product carried by these two key accounts resulted in a $5.8 million reduction in sales to these accounts in the year ended July 1, 2000 as compared to the year ended July 3, 1999. Men's bottoms continue to be carried at these two accounts. Three key accounts were lost as a result of the closure of Uptons, Inc. (a subsidiary of American Retail Group, Inc.) and the acquisition of Mercantile Stores Company, Inc. by other key accounts, including Dillard's, Inc. Dillard's, Inc. made the decision to discontinue from its merchandise mix any brands (such as the Duck Head brand) that are prominently featured by certain of Dillard's, Inc.'s competitors. During the year ended July 1, 2000 there were no sales to Uptons, Inc., Mercantile Stores Company, Inc. or Dillard's, Inc., while sales during the year ended July 3, 1999 to these three accounts were $3.9 million. Private label sales decreased by $3.0 million during the year ended July 1, 2000 as compared with the year ended July 3, 1999 as certain unprofitable segments of the private label business were discontinued. Reduced volume at other accounts was due to the reduction of inventory levels at several key accounts. These reductions reflected a change in merchandise mix, including a reduction in fashion inventory, which is delivered in one-shot deliveries, and an increase in core and key item replenishment inventories which require lower in-stock levels on the retail floor. Sales returns and allowances were $1.8 million lower in the year ended July 1, 2000 as compared to the year ended July 3, 1999 as a result of the reduction or elimination of margin support arrangements with several customers and the elimination of many seasonal product return arrangements.

      The decreases in Duck Head retail store sales resulted from a combination of a comparable store sales decrease of 4%, fewer stores on the average being open during the year ended July 1, 2000 as compared with the year ended July 3, 1999 and the year ended July 1, 2000 containing fifty-two weeks as compared to the year ended July 3, 1999 containing fifty-three weeks.

 ------------------------------------------------------------------------------
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
 ------------------------------------------------------------------------------

The comparable store sales decrease accounted for $0.6 million, lower sales due to fewer stores on the average being open accounted for $0.5 million and the fewer number of weeks in the year ended July 1, 2000 as compared to the year ended July 3, 1999 accounted for $0.5 million of the total retail store sales decrease during the year ended July 1, 2000, as compared to the year ended July 3, 1999. During the year ended July 1, 2000 Duck Head opened 2 stores late in the year and did not close any stores, and at July 1, 2000 Duck Head operated 26 retail outlet stores. Duck Head believes that the number of stores currently open is an appropriate number given the geographic distribution of the "Duck Head" brand through its current wholesale channels. Duck Head's strategy continues to include closing poor performing stores, the investigation of new store openings in better outlet malls in the Southeastern and Southwestern United States, and the geographic expansion of retail stores to the extent that wholesale distribution expands outside the Southeastern and Southwestern United States. Duck Head plans to close two underperforming stores in fiscal year 2001 and open two to three new retail store locations in the middle to later part of fiscal 2001.


Gross Profit.

      Consolidated gross profit and gross profit margin for the year ended July 1, 2000 were $18.0 million and 33.8%, respectively, as compared to $8.2 million and 11.6%, respectively, for the year ended July 3, 1999, an increase in consolidated gross profit of 119.5%.

      Gross profit was $11.4 million and gross profit margin was 29.8% on wholesale sales for the year ended July 1, 2000, as compared to $1.8 million and 3.3%, respectively, for the year ended July 3, 1999. The increase in gross profit was primarily due to lower provisions for obsolete or slow-moving inventory, more efficient use of production capacity, lower sales returns and allowances and a charge in the year ended July 3, 1999 to reduce production capacity, partially offset by lower sales. Included in gross profit were provisions for potentially obsolete or slow-moving inventory of $0.8 million for the year ended July 1, 2000 and $10.2 million for the year ended July 3, 1999, respectively. Inventory is evaluated for potentially obsolete or slow-moving items based on management's analysis of inventory levels, sales forecasts and historical sales trends, and additions to cost of sales are recorded as required. Unfavorable manufacturing variances were $3.0 million lower in the year ended July 1, 2000 as compared to the year ended July 3, 1999, primarily due to a reduction in fiscal year 1999 of production capacity which included the closure of one manufacturing facility and the downsizing of another. A charge of $1.5 million was recorded in the year ended July 3, 1999 associated with this reduction in production capacity. The fiscal year 1999 provision for potentially obsolete or slow-moving inventory was due primarily to higher levels of excess fashion goods acquired during the year. The company reduced its production capacity as a result of reduced sales levels and shifts in product sourcing strategy to take advantage of more favorable product costs available through outside contractors versus producing in Duck Head's own facilities.

      Gross profit was $6.6 million and gross profit margin was 44.0% on retail sales for the year ended July 1, 2000 as compared to $6.4 million and 38.7%, respectively, for the year ended July 3, 1999. This $0.2 million increase in gross profit was primarily due to higher gross profit margin, partially offset by lower sales. The increase in gross profit margin was primarily due to better gross profit margins in the year ended July 1, 2000 on product produced by Duck Head and the negative effect on gross profit margins in the year ended July 3, 1999 caused by the liquidation of goods purchased from Duck Head's womenswear licensee and the closure of a large clearance store. The womenswear license agreement was terminated during the year ended July 3, 1999 and the remaining product in Duck Head's retail stores purchased from this licensee were sold at poor gross profit margins. The inventory at the large clearance store that was closed was also sold at poor gross profit margins in the year ended July 3, 1999. Duck Head expects the improved gross profit margin to continue.


Selling, General and Administrative Expenses.

      During the year ended July 1, 2000, consolidated selling, general and administrative expenses were $20.0 million, as compared to $34.0 million during the year ended July 3, 1999, a decrease of 41.2%. For the year ended July 1, 2000, expenses in this category were 37.5% of net sales as compared to 48.1% of net sales for the year ended July 3, 1999.

      Wholesale selling, general and administrative expenses for the year ended July 1, 2000 decreased by $13.1 million as compared to the year ended July 3, 1999. The dollar decrease was due to reductions in all selling, general and administrative expense categories, including lower product development costs and more

 ------------------------------------------------------------------------------
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
 ------------------------------------------------------------------------------

cost-effective marketing programs. Duck Head expects this lower selling, general and administrative expense level to continue.

      Retail selling, general and administrative expenses for the year ended July 1, 2000 declined by $0.9 million as compared to the year ended July 3, 1999. The decrease was primarily due to home office expense reductions and fewer stores being open on average in the year ended July 1, 2000 as compared to the year ended July 3, 1999. Duck Head expects this lower selling, general and administrative expense level to continue.


Impairment Charges.

      Wholesale operations recognized impairment charges of $13.7 million during the year ended July 3, 1999, of which $12.6 million related to the impairment of goodwill and $1.1 million related to store fixtures taken out of service. No impairment charges were recorded during the year ended July 1, 2000.

      During fiscal year 1999 Duck Head experienced an adverse change in its business climate. Net sales declined significantly, mainly due to the loss of two major accounts. At fiscal year end there were excessive levels of unsold fashion goods, which resulted in a $7.3 million inventory write-down. During the second quarter of fiscal year 1999, the Duck Head Apparel Company division was put up for sale by Delta Woodside, which in the third quarter generated offers significantly below the net book value of the business. Due to the diminished fair value of Duck Head and the amounts of the recent offers, during the third fiscal quarter Delta Woodside suspended its efforts to sell the business and hired new senior management to develop a new business plan and restructure its operations. At the end of the fourth fiscal quarter, an additional major account announced its decision to close all of its doors. As a result of these events, an impairment analysis was completed during the fourth quarter of fiscal year 1999 and it was determined that an impairment loss should be recognized. Based upon the offers received for the business and the continuing decline in sales, Duck Head determined that its goodwill was impaired by $12.6 million and, accordingly, recognized the impairment loss. The store fixtures taken out of service during fiscal 1999 related primarily to the loss of two major accounts.


Operating Losses.

      Consolidated operating losses for the year ended July 1, 2000 were $0.2 million, as compared to $39.2 million operating losses for the year ended July 3, 1999.

      Wholesale operating losses for the year ended July 1, 2000 were $0.7 million, as compared to operating losses of $38.5 million for the year ended July 3, 1999. Included in the wholesale operating losses for the year ended July 1, 2000 was $1.4 million of royalty income on license agreements and a $0.4 million gain on an insurance settlement. Included in the wholesale operating losses for the year ended July 3, 1999 was $1.0 of royalty income. No management fees from Delta Woodside Industries, Inc. were included in the wholesale operating losses for the year ended July 1, 2000. For the year ended July 3, 1999, wholesale operating losses included $0.6 million of management fees from Delta Woodside Industries, Inc.

      Primarily as a result of the factors described above, retail operating income for the year ended July 1, 2000 was $0.5 million, as compared to $0.7 million of operating losses for the year ended July 3, 1999. Retail operating losses for the year ended July 3, 1999 included $0.2 million of management fees from Delta Woodside Industries, Inc. No management fees from Delta Woodside Industries, Inc. were included in the retail operating income for the year ended July 1, 2000.

      Net Interest Expense. For the year ended July 1, 2000 net interest expense was $7.2 million, as compared to $8.2 million for year ended July 3, 1999. In the later part of the year ended July 1, 2000, pursuant to the Distribution Agreement to which the Company and Delta Woodside Industries, Inc. are parties related to the spin-off of the Company by Delta Woodside, the affiliated debt was contributed to equity or repaid and replaced with significantly lower levels of third party debt. This decreased the Company's interest expense. This decrease was partially offset by a higher average principal balance outstanding on affiliated debt during the year ended July 1, 2000 as compared to the year ended July 3, 1999.

      Taxes. The effective tax rate was (0.6)% for both the year ended July 1, 2000 and the year ended July 3, 1999.

      Net Loss. Net loss for the year ended July 1, 2000 was $7.4 million, as compared to $47.7 million for the year ended July 3, 1999. The decreased loss was due to the factors described above.

      Inventories. Inventories decreased to $17.8 million at July 1, 2000 from $24.7 million at July 3, 1999, a decrease of $6.9 million or 27.9%. The net decrease in inventories reflects decreases in all categories of inventory. This decrease was due to

 ------------------------------------------------------------------------------
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
 ------------------------------------------------------------------------------

Duck Head's inventory control strategy which includes aggressive sales of close-out inventories and reductions in the production levels at Duck Head's own sewing facility.


Fiscal year 1999 versus fiscal year 1998


Net Sales.

      Consolidated net sales for the year ended July 3, 1999 totaled $70.6 million, as compared to $84.0 million for the year ended June 27, 1998, a decrease of 16%. A summary of Duck Head's net sales for the years ended July 3, 1999 and June 27, 1998 follows:


Net Sales (in millions)



                               Wholesale       Retail          Total
                              -----------   ------------   ------------
  Fiscal year 1999 ($)             54.1           16.5           70.6
  Fiscal year 1998 ($)             64.0           20.0           84.0
  (Decrease)($)                   ( 9.9)         ( 3.5)         (13.4)
  Percent (decrease)             (15.5%)        (17.5%)        (16.0%)

      The decrease in wholesale sales dollars reflected a decrease in unit shipments and was primarily due to the loss of two key accounts and higher returns and allowances. The loss of key accounts was the result of the acquisition of Mercantile Stores Company, Inc. by other key accounts, including Dillard's, Inc. Dillard's, Inc. made the decision to discontinue from its merchandise mix any brands (such as the Duck Head brand) that are prominently featured by certain of Dillard's, Inc.'s competitors. Sales in fiscal year 1999 to Mercantile Stores Company, Inc. and Dillard's, Inc. were $2.6 million compared to fiscal 1998 sales of $8.4 million. Higher returns and allowances were due to increased levels of returns primarily related to arrangements with several customers to return basic pants and replace them with basic shorts during the spring season and to return basic shorts and replace them with basic pants during the fall season, deductions taken by customers due to not adhering to customer routing guide instructions and gross margin assistance given to customers under gross margin support agreements. The majority of the gross margin assistance was related to poor retail margins on Duck Head fashion products.

      The decreases in Duck Head retail store sales resulted from a combination of a comparable store sales decrease of 2% and fewer stores being open in Duck Head's fiscal year 1999 as compared with its fiscal year 1998. The comparable store sales decrease accounted for $0.4 million and lower sales due to fewer stores being open accounted for $3.1 million, respectively, of the total retail store sales decrease during fiscal year 1999 as compared to fiscal year 1998. During 1999, Duck Head opened 2 stores and closed 7 stores. At July 3, 1999, Duck Head operated 24 retail outlet stores. The net reduction in the number of stores was the result of the continuation of Duck Head's strategy to close unprofitable stores, to reduce the total number of outlet stores and to open new stores in better outlet centers.


Gross Profit.

      Consolidated gross profit and gross profit margin for the year ended July 3, 1999 were $8.2 million and 11.6%, respectively, as compared to $26.9 million and 32.0%, respectively, for the year ended June 27, 1998, a decrease in consolidated gross profit of 69.5%.

      Gross profit and gross profit margin on wholesale sales for the year ended July 3, 1999 were $1.8 million and 3.3% respectively, as compared to $18.8 million and 29.3%, respectively, for the year ended June 27, 1998. The $17.0 million decrease in gross profit was primarily due to provisions for potentially obsolete or slow-moving inventory of $10.2 million being recorded for the year ended July 3, 1999 as compared to $0.7 million being recorded for the year ended June 27, 1998, lower sales volume, higher returns and allowances and charges totaling $1.5 million to reduce production capacity including the closure of one manufacturing facility and the downsizing of another. Fiscal year 1998 included a $0.6 million charge related to the closing of two of Duck Head's sewing facilities in Costa Rica. The decrease in gross profit margin was primarily due to the higher provision for potentially obsolete or slow-moving inventory, higher returns and allowances and charges taken to reduce production capacity.

      Gross profit and gross profit margin on retail sales for the year ended July 3, 1999 were $6.4 million and 38.7% respectively, as compared to $8.1 million and 40.6%, respectively, for the year ended June 27, 1998. This $1.7 million decrease in gross profit was due to lower sales and a decrease in gross profit margin. The decrease in gross profit margin was due to the percentage of goods purchased from Duck Head licensees, which are generally sold at lower gross profit margins, being a higher percentage of total sales in fiscal 1999 than they were in fiscal 1998 and a $0.2 million provision taken on potentially slow-moving inventory.

 ------------------------------------------------------------------------------
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
 ------------------------------------------------------------------------------

Selling, General and Administrative Expenses.

      During the year ended July 3, 1999, consolidated selling, general and administrative expenses were $34.0 million, as compared to $29.0 million during the year ended June 27, 1998, an increase of 17%. For the year ended July 3, 1999, expenses in this category were 48.1% of net sales as compared to 34.5% of net sales for the year ended June 27, 1998.

      Wholesale selling, general and administrative expenses for the year ended July 3, 1999 increased by $7.9 million as compared to the year ended June 27, 1998. This increase was primarily due to $3.9 million of increased marketing expenses, $1.6 million of additional amortization of in-store shops and of certain computer equipment as a result of the shortening of the expected future useful lives of these assets to reflect business conditions and technological changes, a $1.2 million charge to write-off fixtures that were abandoned or no longer in service primarily due to lost accounts, and increased administrative costs. The increase in marketing expenses was primarily the result of a heavy consumer marketing campaign. The results of this advertising campaign were not considered successful and Duck Head has since reduced its expenditures of this nature to a level it considers more reasonable based on current sales levels. Duck Head has also reduced selling, general and administrative expenses in other categories which Duck Head believes will result in expenses of this nature in the foreseeable future being lower than the fiscal year 1999 or fiscal 1998 levels.

      Retail selling, general and administrative expenses for the year ended July 3, 1999 declined by $2.9 million as compared to the year ended June 27, 1998. The decrease was primarily due to the closing of several stores during fiscal years 1998 and 1999. The stores that were closed generally had higher selling, general and administrative expenses as a percentage of sales than the stores that have remained opened. The year ended June 27, 1998 included $0.9 million of charges related primarily to the closing of retail outlet stores.


Impairment Charges.

      Wholesale operations recognized impairment charges of $13.7 million during the year ended July 3, 1999, of which $12.6 million related to the impairment of goodwill and $1.1 million related to store fixtures taken out of service. No impairment charges were recorded during the year ended June 27, 1998.

Operating Losses.

      Consolidated operating losses for the year ended July 3, 1999 were $39.2 million, as compared to $1.3 million of operating losses for the year ended June 27, 1998.

      Wholesale operating losses for the year ended July 3, 1999 were $38.5 million, as compared to $0.1 million of operating losses for the year ended June 27, 1998. The wholesale operating losses include other income of $1.0 million in fiscal year 1999 and $1.7 million in fiscal year 1998, respectively, primarily related to royalties on the license of the Duck Head brand. The decrease in royalty income was due to fewer licenses being active in fiscal year 1999 and reduced royalties from one licensee due to the licensee's filing for protection under the US bankruptcy code during fiscal year 1999.

      As a result of the factors described above, retail operating losses for the year ended July 3, 1999 were $0.7 million, as compared to $1.2 million of operating losses for the year ended June 27, 1998.

      Net Interest Expense. For the year ended July 3, 1999, net interest expense was $8.2 million, as compared to $7.0 million for the year ended June 27, 1998. The increase in interest expense was primarily a result of the higher average principal balance outstanding on affiliated debt.

      Taxes. The effective tax rate for the year ended July 3, 1999 was (0.6)% as compared to the (1.9)% effective tax rate for the year ended June 27, 1998. The higher tax rate for fiscal 1998 was primarily due to the different effects that permanent non-deductible tax items had on the pre-tax losses in fiscal 1998, as compared to the effect on pre-tax losses in fiscal 1999.

      Net Loss. Net loss for the year ended July 3, 1999, was $47.7 million, as compared to $8.4 million for the year ended June 27, 1998. The increased loss was due to the factors described above.

      Inventories. Inventories decreased to $24.7 million at the end of fiscal year 1999, from $28.3 million at the end of fiscal year 1998, a decrease of $3.6 million. This net decrease in inventories is primarily due to the following:

      o A $5.0 million increase in inventory reserves, primarily due to higher levels of fashion goods in excess of anticipated in-season sales;

      o A $2.9 million decrease in older obsolete inventory (primarily fashion goods from fiscal year 1997 and earlier)

 ------------------------------------------------------------------------------
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
 ------------------------------------------------------------------------------

         from $3.7 million at the end of fiscal year 1998 to $0.8 million at the end of fiscal year 1999;

      o A $1.9 million decrease in inventory in Duck Head's retail stores from $3.9 million at the end of fiscal year 1998 to $2.0 million at the end of fiscal year 1999; this decrease was due to fewer stores being open at the end of fiscal year 1999 than there were at the end of fiscal year 1998 and to lower inventory levels in the stores that were open at the end of fiscal year 1999; and

      o A $1.1 million decrease in work in process inventory from $3.6 million at the end of fiscal year 1998 to $2.5 million at the end of fiscal year 1999, which reduction is related to lower production levels as part of the inventory reduction program;

      partially offset by the following:

      o A $6.6 million increase in both recent season closeouts and in active inventory from $20.7 million at the end of fiscal year 1998 to $27.3 million at the end of fiscal year 1999; and

      o  An increase in raw materials of $0.8 million.


LIQUIDITY AND CAPITAL RESOURCES

      Until May 2000 and in fiscal years 1999 and 1998, Duck Head's source of liquidity and capital was the informal borrowing arrangement it had with its parent company, Delta Woodside. As funds were needed, the affiliated debt was increased, and as funds were generated, the affiliated debt was decreased.

      Pursuant to the Distribution Agreement among Delta Woodside, Duck Head and Delta Apparel, Inc., a Georgia corporation ("Delta Apparel"), the following transactions, among others, were completed in May 2000:

      (a) Delta Woodside and its subsidiaries (other than Delta Mills) contributed, as contributions to capital, all net debt amounts owed to any of them by the corporations that had been conducting the Duck Head Apparel Company division's business, with certain exceptions. These intercompany contributions of debt did not, however, affect any obligation that Delta Woodside, Duck Head or Delta Apparel may have under the Distribution Agreement or the tax sharing agreement (the "Tax Sharing Agreement") among Delta Woodside, Duck Head and Delta Apparel. Prior to completion of the Intercompany Reorganization, the Duck Head Apparel Company division's assets were owned by Delta Woodside and several of its wholly-owned subsidiaries.

      (b) All the assets used in the operations of the Duck Head Apparel Company division's business were transferred to Duck Head or a subsidiary of Duck Head to the extent not already owned by Duck Head or its subsidiaries.

      (c) Duck Head assumed all of the liabilities of the Duck Head Apparel Company division of Delta Woodside, and caused all holders of indebtedness for borrowed money that were part of the assumed Duck Head liabilities and all lessors of leases that were part of the assumed Duck Head liabilities to agree to look only to Duck Head or a subsidiary of Duck Head for payment of that indebtedness or lease (except where Delta Woodside or Delta Apparel, as applicable, consented to not being released from the obligations).

As a result of this action, Duck Head no longer owes any amounts to Delta Woodside, other than as specifically provided in the Distribution Agreement or the Tax Sharing Agreement.

      Also in connection with the spin-off by Delta Woodside of Duck Head, Duck Head entered into the following financing arrangements:

      o Duck Head entered into a credit agreement with a lending institution, under which the lender provided Duck Head with a term loan in the approximate amount of $5.8 million and a 3-year $15 million revolving credit facility. All loans under the credit agreement bear interest at rates based on an adjusted LIBOR rate plus an applicable margin or a bank's prime rate plus an applicable margin. Duck Head granted the lender a first mortgage lien on or security interest in substantially all of its assets.

      o The credit agreement contains limitations on, or prohibitions of, cash dividends, stock purchases, related party transactions, mergers, acquisitions, sales of assets, indebtedness and investments.

      o Principal of the term loan will be repaid in monthly installments of principal based on a 72 month amortization, with payment of all outstanding principal and interest required upon earlier termination of the credit facility. At July 1, 2000, $5.6 million was outstanding under the term loan at a weighted interest rate of 9.81%.

 ------------------------------------------------------------------------------
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
 ------------------------------------------------------------------------------

      o Under the revolving credit facility, Duck Head is able to borrow up to $15 million (including a $10 million letter of credit subfacility) subject to borrowing base limitations based on accounts receivable and inventory levels. At July 1, 2000, Duck Head had no loans outstanding and had approximately $11.6 million of borrowings available to it under this revolving credit facility.

      Duck Head's operating activities resulted in $2.4 million of cash provided in fiscal year 2000 as compared to $16.0 million and $5.8 million of net cash used in fiscal years 1999 and 1998, respectively. The cash provided in fiscal 2000 was primarily the result of reductions in inventories and receivables and was after the charge of $6.7 million of interest due to Delta Woodside on affiliated debt. The uses of cash in fiscal years 1999 and 1998 were primarily associated with net losses incurred in each of these years. These net losses included interest charges on the affiliated debt of $7.3 million and $6.3 million, respectively.

      Capital expenditures of $2.7 million were made in the year ended July 1, 2000, as compared to $2.4 million and $8.0 million of capital expenditures during fiscal years 1999 and 1998, respectively. The expenditures in the year ended July 1, 2000 included $1.4 million for the purchase of distribution and office equipment that had previously been leased under an operating lease. Other expenditures during the year ended July 1, 2000 and expenditures for fiscal years 1999 and 1998 were primarily for fixtures for in-store shops and focal areas placed in major retailers and hardware and software related to Duck Head's information technology programs. Fiscal 1998 capital expenditures contained the primary rollout of the in-store fixture program. Duck Head expects fiscal 2001 capital expenditures, primarily for in-store fixtures and hardware and software, to approximate $1.4 million.

      Duck Head operates a distribution facility and a small manufacturing repair unit in Winder, Georgia and a leased sewing and finishing plant in Costa Rica. At 2000, 1999 and 1998 fiscal year ends, Duck Head's long-lived assets in Costa Rica comprised 5.1%, 4.3% and 6.3%, respectively, of Duck Head's total net property, plant and equipment.

      Typically, Duck Head's peak borrowing needs are in the third fiscal quarter. When Duck Head entered into its new credit facility, it owed amounts to the lender on Delta Woodside's existing credit facility or to Delta Woodside for certain borrowings made to fund Duck Head's needs after January 1, 2000. These borrowings were refinanced by proceeds of Duck Head's new credit facility.

      As Duck Head shifts its sourcing strategy to more package goods and less internally manufactured and contracted goods, Duck Head will be required to provide its suppliers with more letters of credit. Duck Head expects that its peak borrowing needs for working capital purposes, including use of its credit facility for letters of credit, will be approximately $4.5 million in fiscal 2001. Approximately forty percent of the face amount of outstanding documentary letters of credit will reduce the amount available under the revolving credit facility for working capital loans.

      Based on these expectations, Duck Head believes that its $15 million revolving credit facility should be sufficient to satisfy its foreseeable working capital needs, and that the cash flow generated by its operations and funds available under its revolving credit line should be sufficient to service its debt payment requirements, to satisfy its day-to-day working capital needs and to fund its planned capital expenditures. Any material deterioration in Duck Head's results of operations, however, may result in Duck Head losing its ability to borrow under its revolving credit facility and to issue letters of credit to suppliers or may cause the borrowing availability under that facility to be insufficient for Duck Head's needs.


QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK


Interest Rate Sensitivity

      Duck Head's credit agreement provides that the interest rate on outstanding amounts owed shall bear interest at variable rates. An interest rate increase would have a negative impact on Duck Head to the extent that it has borrowings outstanding under either its term loan or its revolving line of credit. If the amounts of outstanding indebtedness at July 1, 2000 under the term loan were outstanding for the entire year and the interest rate on this outstanding indebtedness were increased by 1%, Duck Head's expense would be approximately $56,000 higher than at the current interest rate. The actual increase in interest expense resulting from a change in interest rates would depend on the magnitude of the increase in rates and the average principal balance outstanding.

 ------------------------------------------------------------------------------
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
 ------------------------------------------------------------------------------

DIVIDENDS AND PURCHASES BY DUCK HEAD OF ITS OWN SHARES

      Duck Head's ability to pay cash dividends or purchase its own shares will largely be dependent on Duck Head's earnings, financial condition, capital requirements, compliance with loan covenants and other relevant factors. Duck Head's credit agreement permits the payment of cash dividends in an amount up to 25% of cumulative net income (excluding extraordinary or unusual non-cash items), provided that no event of default exists or would result from that payment and after the payment at least $6.0 million remains available under the revolving credit facility. Duck Head's credit agreement also permits up to an aggregate of $3.0 million of purchases by Duck Head of its own stock provided that no event of default exists or would result from that action and after the purchase at least $6.0 million remains available under the revolving credit facility.

      Duck Head currently anticipates that it will pay no cash dividends to its stockholders for the foreseeable future. If Duck Head's board of directors determines at any time that the purchase of its own stock is in the best interests of its stockholders and that the purchase complies with its loan covenants, Duck Head may purchase its own shares in the market or in privately negotiated transactions.

 ------------------------------------------------------------------------------
                          INDEPENDENT AUDITORS' REPORT
 ------------------------------------------------------------------------------

The Board of Directors
Duck Head Apparel Company, Inc.:

     We have audited the accompanying consolidated balance sheets of Duck Head Apparel Company, Inc. (the "Company"), as described in note 1, as of July 1, 2000 and July 3, 1999 and the related consolidated statements of operations, stockholders' equity/ divisional deficit and cash flows for each of the years in the three-year period ended July 1, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Duck Head Apparel Company, Inc. as of July 1, 2000 and July 3, 1999, and the results of its operations and its cash flows for each of the years in the three-year period ended July 1, 2000, in conformity with accounting principles generally accepted in the United States of America.



Atlanta, Georgia                                /s/ KPMG LLP
August 4, 2000                                  -------------------------
                                                KPMG LLP

 ------------------------------------------------------------------------------
                          CONSOLIDATED BALANCE SHEETS
 ------------------------------------------------------------------------------

                                                                                      July 1,       July 3,
(Amounts in thousands, except share amounts)                                           2000          1999
----------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
 Cash                                                                                $ 1,275       $   236
 Accounts receivable, less allowances of $1,219 in 2000 and $1,618 in 1999             3,191         6,780
 Affiliate receivables (notes 1 and 8)                                                    --         2,564
 Inventories (notes 3 and 8)                                                          17,766        24,721
 Prepaid expenses and other current assets                                               269           174
----------------------------------------------------------------------------------------------------------
   Total current assets                                                               22,501        34,475
Property, plant and equipment, net (note 4)                                           10,842        11,919
----------------------------------------------------------------------------------------------------------
                                                                                     $33,343       $46,394
----------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY/DIVISIONAL DEFICIT
Current liabilities:
 Accounts payable                                                                      1,621         3,849
 Accrued expenses (note 5)                                                             4,161         5,602
 Current portion of long-term debt (note 6)                                              960         6,415
 Due to Parent and affiliates (notes 1 and 8)                                             --        98,190
 Other current liabilities                                                                --           317
----------------------------------------------------------------------------------------------------------
   Total current liabilities                                                           6,742       114,373
Long-term debt (note 6)                                                                4,640            --
Due to Parent (notes 1 and 8)                                                             --        23,178
Other long-term liabilities                                                              798           790
----------------------------------------------------------------------------------------------------------
   Total liabilities                                                                  12,180       138,341
Stockholders' equity/divisional deficit (note 1):
 Preferred stock, 2,000,000 shares authorized; none issued and outstanding                --            --
 Common stock, $0.01 par value; 9,000,000 shares authorized; 2,399,863 issued and
   outstanding at July 1, 2000                                                            24            --
 Additional paid-in capital                                                           21,139            --
 Divisional deficit                                                                       --       (91,947)
----------------------------------------------------------------------------------------------------------
   Total stockholders' equity/divisional deficit                                      21,163       (91,947)
Commitments (notes 6, 9, 10, 11, and 16)
----------------------------------------------------------------------------------------------------------
                                                                                     $33,343       $46,394
----------------------------------------------------------------------------------------------------------

          See Accompanying Notes to Consolidated Financial Statements.

 ------------------------------------------------------------------------------
                     CONSOLIDATED STATEMENTS OF OPERATIONS
 ------------------------------------------------------------------------------

                                                                                            Year ended
                                                                           -------------------------------------
                                                                            July 1,         July 3,     June 27,
(Amounts in thousands, except per share data)                                2000            1999         1998
----------------------------------------------------------------------------------------------------------------
Net sales                                                                   $53,256         $ 70,642     $83,953
Cost of goods sold                                                           35,246           62,468      57,088
   Gross profit                                                              18,010            8,174      26,865
Selling, general and administrative expenses                                 19,957           34,005      28,980
Intercompany management fees (note 2)                                            --              777         882
Impairment charges (note 2)                                                      --           13,650          --
Royalty and other income (note 2)                                            (1,752)          (1,027)     (1,746)
----------------------------------------------------------------------------------------------------------------
   Operating loss                                                              (195)         (39,231)     (1,251)
----------------------------------------------------------------------------------------------------------------
Interest expense:
 Interest expense, net                                                          507              960         616
 Intercompany interest expense (note 2)                                       6,703            7,262       6,335
----------------------------------------------------------------------------------------------------------------
                                                                              7,210            8,222       6,951
----------------------------------------------------------------------------------------------------------------
   Loss before income taxes                                                  (7,405)         (47,453)     (8,202)
Income tax expense (note 7)                                                      41              261         159
----------------------------------------------------------------------------------------------------------------
   Net loss                                                                 $(7,446)        $(47,714)    $(8,361)
----------------------------------------------------------------------------------------------------------------
Pro forma basic and diluted loss per share                                  $ (3.15)        $     --     $    --
----------------------------------------------------------------------------------------------------------------
Pro forma basic and diluted weighted-average common shares outstanding        2,365               --          --
----------------------------------------------------------------------------------------------------------------

          See Accompanying Notes to Consolidated Financial Statements.

 ------------------------------------------------------------------------------
                           CONSOLIDATED STATEMENTS OF
                    STOCKHOLDERS' EQUITY/DIVISIONAL DEFICIT
 ------------------------------------------------------------------------------

                                                      Common stock      Additional              Divisional
                                                 ---------------------   paid-in    Retained     earnings
(Amounts in thousands, except share amounts)        Shares     Amount    capital    earnings    (deficit)       Total
------------------------------------------------------------------------------------------------------------------------
Balance at June 28, 1997                                 --      $--     $    --       $--      $ (35,872)     (35,872)
Net loss                                                 --       --          --        --         (8,361)      (8,361)
----------------------------------------------------------------------------------------------------------------------
Balance at June 27, 1998                                 --       --          --        --        (44,233)     (44,233)
Net loss                                                 --       --          --        --        (47,714)     (47,714)
----------------------------------------------------------------------------------------------------------------------
Balance at July 3, 1999                                  --       --          --        --        (91,947)     (91,947)
Net loss                                                 --       --          --        --         (7,446)      (7,446)
Spin-off (note 1)                                 2,399,863       24      21,139        --         99,393      120,556
----------------------------------------------------------------------------------------------------------------------
Balance at July 1, 2000                           2,399,863      $24     $21,139       $--      $      --    $  21,163
----------------------------------------------------------------------------------------------------------------------

         See Accompanying Notes to Consolidated Financial Statements.

 ------------------------------------------------------------------------------
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
 ------------------------------------------------------------------------------

                                                                                                    Year ended
                                                                                    -------------------------------------------
                                                                                       July 1,        July 3,        June 27,
(Amounts in thousands)                                                                  2000            1999           1998
-------------------------------------------------------------------------------------------------------------------------------
Operating activities:
 Net loss                                                                             $ (7,446)      $ (47,714)      $ (8,361)
 Adjustments to reconcile net loss to net cash provided by (used in) provided by operating activities:
   Depreciation                                                                          3,243           7,087          3,498
   Amortization                                                                             --             485            621
   Impairment charges                                                                       --          13,650             --
   Loss on sale of property and equipment                                                   --           1,257             68
   Provision for (recovery of) losses on accounts receivable                              (399)            482             75
   Changes in operating assets and liabilities:
    Trade accounts receivable                                                            3,988           3,680         (1,052)
    Inventories                                                                          6,955           3,531          8,617
    Prepaids and other current assets                                                      (95)          1,431         (1,115)
    Other noncurrent assets                                                                 --              15             18
    Accounts payable                                                                    (2,228)         (1,760)          (659)
    Accrued expenses                                                                    (1,441)          1,792           (936)
    Other current liabilities                                                             (317)            120         (6,664)
    Other long-term liabilities                                                            122             (39)           121
-----------------------------------------------------------------------------------------------------------------------------
     Net cash provided by (used in) operating activities                                 2,382         (15,983)        (5,769)
-----------------------------------------------------------------------------------------------------------------------------
Investing activities:
 Purchases of property, plant and equipment                                             (2,661)         (2,445)        (8,042)
 Proceeds from sale of property, plant and equipment                                       495           1,841            140
-----------------------------------------------------------------------------------------------------------------------------
     Net cash used in investing activities                                              (2,166)           (604)        (7,902)
-----------------------------------------------------------------------------------------------------------------------------
Financing activities:
 Change in obligations under capital leases, net                                          (114)           (106)            85
 Principal payments on long-term debt                                                     (815)           (297)          (325)
 Change in due to Parent, net                                                            1,752          16,952         13,883
-----------------------------------------------------------------------------------------------------------------------------
     Net cash provided by financing activities                                             823          16,549         13,643
-----------------------------------------------------------------------------------------------------------------------------
     Increase (decrease) in cash                                                         1,039             (38)           (28)
Cash at beginning of period                                                                236             274            302
-----------------------------------------------------------------------------------------------------------------------------
Cash at end of period                                                                 $  1,275       $     236       $    274
-----------------------------------------------------------------------------------------------------------------------------
Supplemental disclosure of cash flow information - interest paid                      $    427       $     723       $    721
-----------------------------------------------------------------------------------------------------------------------------

          See Accompanying Notes to Consolidated Financial Statements.

 ------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 ------------------------------------------------------------------------------

Three Years ended July 1, 2000 (Amounts in thousands, except share data)

(1) Basis of Presentation

     Prior to June 30, 2000, Duck Head Apparel Company, Inc. (together with its predecessors, the "Company") was a wholly owned subsidiary of Delta Woodside Industries, Inc. ("Delta Woodside" or the "Parent"). In connection with a plan to separate its two apparel businesses, Delta Woodside transferred to the Company the assets, liabilities, and operations of its apparel business previously conducted by the following divisions or subsidiaries of Delta
Woodside: Duck Head Apparel Company, Duck Head Outlet Stores, Private Label, International Apparel Marketing Corporation, and Duck Head Marketing Company (collectively the "Predecessor Operations"). Effective June 30, 2000, Delta Woodside distributed all the common stock of the Company to the Delta Woodside stockholders (the "Distribution"). In connection with the Distribution, Delta Woodside contributed, as contributions to capital, all net debt amounts owed to it by the Company, with certain exceptions. Borrowings related to the Company under Delta Woodside's credit agreement were repaid with the proceeds from borrowings under the Company's new credit agreement.

     The accompanying financial statements for periods prior to the Distribution reflect the operations and accounts of the Predecessor Operations and are for periods when the Company did not operate as a separate stand-alone company.

     The following balance sheet as of July 1, 2000 details the adjustments made related to the spin-off of Duck Head Apparel Company Inc.

 ------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 ------------------------------------------------------------------------------

(1) Basis of Presentation (continued)

                                                                              Pre Spin-off        Spin-off       Post Spin-off
(in thousands, except for share data)                                         July 1, 2000      adjustments      July 1, 2000
------------------------------------------------------------------------------------------------------------------------------
                                   Assets
Current assets:
 Cash                                                                          $   1,275        $       --          $ 1,275
 Accounts receivable, less allowances of $1,219 in 2000 and $1,618 in 1999         3,191                --            3,191
 Affiliates receivable                                                             1,079            (1,079)(1)           --
 Inventories                                                                      17,766                --           17,766
 Prepaid expenses and other current assets                                           269                --              269
---------------------------------------------------------------------------------------------------------------------------
     Total current assets                                                         23,580            (1,079)          22,501
 Property, plant and equipment, net                                               10,842                --           10,842
---------------------------------------------------------------------------------------------------------------------------
                                                                               $  34,422        $   (1,079)         $33,343
---------------------------------------------------------------------------------------------------------------------------
             Liabilities and Stockholders' Equity/Divisional Deficit
Current liabilities:
 Accounts payable                                                              $   1,621        $       --          $ 1,621
 Accrued expenses                                                                  4,161                --            4,161
 Current portion of long-term debt                                                   960                --              960
 Due to Parent and affiliates                                                     98,305           (98,305)(1)           --
 Income taxes payable                                                                152              (152)(2)           --
---------------------------------------------------------------------------------------------------------------------------
    Total current liabilities                                                    105,199           (98,457)           6,742
Long-term debt                                                                     4,640                --            4,640
Due to Parent                                                                     23,178           (23,178)(1)           --
Other liabilities                                                                    798                --              798
---------------------------------------------------------------------------------------------------------------------------
    Total liabilities                                                            133,815          (121,635)          12,180
---------------------------------------------------------------------------------------------------------------------------
Stockholders' equity/divisional deficit:
 Common stock                                                                         --                24 (1)           24
 Additional paid-in capital                                                           --            21,139 (1)       21,139
 Divisional deficit                                                              (99,393)           99,393 (1)           --
---------------------------------------------------------------------------------------------------------------------------
    Total stockholders' equity/divisional deficit                                (99,393)          120,556           21,163
---------------------------------------------------------------------------------------------------------------------------
                                                                               $  34,422        $   (1,079)         $33,343
---------------------------------------------------------------------------------------------------------------------------

     The following is a summary of the adjustments reflected in the historical consolidated balance sheet:

      (1) To reflect the contribution to equity or repayment of net intercompany debt owed by Duck Head to Delta Woodside and subsidiaries totaling $120,404 and the distribution of approximately 2,400,000 Duck Head common shares to Delta Woodside's existing shareholders.

      (2) To reflect estimated tax liability.

     The accompanying consolidated balance sheet as of July 1, 2000 includes the effects of the Distribution.

     All intercompany balances and transactions among the consolidated entities have been eliminated in consolidation. Balances and transactions with other affiliates have not been eliminated in the consolidation and are reflected as affiliate balances and transactions.

 ------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 ------------------------------------------------------------------------------

(2) Significant Accounting Policies

(a) Description of Business

     The Company sells woven and knit apparel, including the "Duck Head" line of casual wear, which is marketed primarily in the southeastern and southwestern United States to department stores and specialty apparel retailers. The Company operates a manufacturing facility in Central America. The Company also operates retail apparel outlet stores that sell primarily closeout and irregular "Duck Head" products. In addition, the Company licenses various categories of apparel and accessories.


(b) Fiscal Year

     The Company's operations are based upon a fifty-two or fifty-three-week fiscal year ending on the Saturday closest to June 30. Fiscal years 2000 and 1998 each consisted of 52 weeks. Fiscal year 1999 consisted of 53 weeks.


(c) Inventories

     Inventories are stated at the lower of cost (first-in, first-out) or market. The Company's management evaluates inventory for potentially obsolete or slow-moving items based on management's analysis of inventory levels, sales forecasts and historical sales trends, and records provisions to cost of sales as required.


(d) Property, Plant, and Equipment

     Property, plant, and equipment are stated at cost. Depreciation and amortization are provided for using the straight-line method over estimated useful lives of 2 to 20 years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the improvements.

     At the beginning of fiscal 1999, the Company revised its estimate of the useful lives of certain active store fixtures from five years to two years and certain computer equipment from five to seven years to two to three years. The Company also revised salvage values of store fixtures. The reduction in the useful life of the active store fixtures was based on the actual time these assets were expected to be in the stores. The reduction in salvage value reflected actual losses the Company experienced on store fixtures that were returned, damaged or disposed of by customers. The reduction in the useful life of the computer equipment reflected current technological changes. These changes increased the operating loss for 1999 by $2,857.


(e) Impairment of Long-Lived Assets

     Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

     In fiscal 1999, the Company recorded an impairment charge of $1,069, which is reflected in impairment charges in the statement of operations, relating to store fixtures that were abandoned due to the loss of two of the Company's major accounts. This loss was determined based on the estimated salvage value of the store fixture. The loss was reflected in the Company's wholesale operations segment.


(f) Goodwill

     Goodwill, which represented the excess purchase price over net assets originally acquired, was amortized on a straight-line basis over 40 years. During 1999, the Company experienced an adverse change in its business climate; and net sales declined significantly mainly due to the loss of two major accounts. At July 3, 1999, there were excessive levels of unsold fashion goods which resulted in an additional $7.3 million inventory write-down. Total inventory write-downs for fiscal 1999 were $10.4 million. In October 1998, the Company was put up for sale by its Parent, which generated offers significantly below the net book value of the Company. Due

 ------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 ------------------------------------------------------------------------------

(2) Significant Accounting Policies (continued)

to the diminished fair value of the Company, the Parent suspended its efforts to sell the Company and hired new senior management to develop a new business plan and restructure its operations. As a result, the Company determined that an impairment loss should be recognized. Based upon the Company's business plan for fiscal year 2000 and projected future cash flows for the next ten years, the assets were determined to be impaired by $12,581 and, accordingly, the Company recognized the impairment loss in fiscal 1999.


(g) Revenue Recognition

     Sales are recorded upon shipment. The Company estimates merchandise returns based on historical returns as a percent of sales which is applied to current accounts receivable. The Company computes allowances for markdowns based on actual margins incurred by customers. Royalty income is recorded when earned.


(h) Related Party Transactions

     Until mid-May 2000, the Company participated in a cash management system maintained by Delta Woodside. Under this system, excess cash was forwarded to Delta Woodside each day, reducing the due to Parent, and cash requirements were funded daily by Delta Woodside, increasing the current due to Parent. Interest was charged on loan payable balances to Delta Woodside based on the weighted-average cost of Delta Woodside's borrowings. In addition, Delta Woodside billed the Company each month for charges related to group health insurance, tax payments and payments for the Company's benefit. After mid-May, the Company established its own cash management system with cash requirements funded by an unrelated lender.


(i) Income Taxes

     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     The Company's operations were included in the consolidated Federal tax return of Delta Woodside. Under the tax sharing agreement, the allocation of tax liabilities and benefits is as follows:

       -- With respect to federal income taxes:

         (a) For each taxable year ending July 3, 1999 and prior, Delta Woodside shall be responsible for paying any increase in federal income taxes, and shall be entitled to receive the benefit of any refund of or saving in federal income taxes, that results from any tax proceeding with respect to any returns relating to federal income taxes of the Delta Woodside consolidated federal income tax group.

         (b) For the taxable period ending July 1, 2000, Delta Woodside shall be responsible for paying any federal income taxes, and shall be entitled to any refund of or saving in federal income taxes, with respect to the Delta Woodside consolidated federal income tax group.


       -- With respect to state income, franchise or similar taxes, for each taxable year ending July 1, 2000 and prior, each corporation that is a member of the Delta Woodside tax group, the Duck Head tax group or the Delta Apparel tax group shall be responsible for paying any of those state taxes, and any increase in those state taxes, and shall be entitled to receive the benefit of any refund of or saving in those state taxes, with respect to that corporation (or any predecessor by merger of that corporation) or that results from any tax proceeding with respect to any returns relating to those state taxes of that corporation (or any predecessor by merger of that corporation)

 ------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 ------------------------------------------------------------------------------

(j) Advertising Costs

     Advertising costs are expensed as incurred. Advertising costs were $3,312 in fiscal 2000, $7,128 in fiscal 1999 and $3,229 in fiscal 1998.


(k) Computation of Pro Forma Net Loss Per Share

     Pro forma net loss per share is calculated by dividing the net loss by the weighted-average common shares outstanding assuming that shares distributed in the Distribution were outstanding the entire year. The weighted-average shares do not include securities that would be anti-dilutive for each of the periods presented.


(l) Use of Estimates

     Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.


(m) Stock Option Plan

     The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, in accounting for its fixed plan stock options. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS No. 123.


(n) Comprehensive Income (Loss)

     No statements of comprehensive income have been included in the accompanying financial statements since comprehensive income (loss) and net income (loss) would be the same.


(o) Recent Accounting Pronouncements

     In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which was subsequently deferred by SFAS No. 137 and amended by SFAS No. 138. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 is effective for all fiscal years beginning after June 15, 2000. The Company does not believe the applicability of SFAS No. 133 will have a material impact on its financial statements.

     On December 31, 1999, the SEC issued SAB No. 101, Revenue Recognition in Financial Statements. On June 26, 2000, the SEC issued SAB 101B which delays the implementation date of SAB 101 to the fourth quarter of 2000. The Company does not believe the applicability of SAB 101 will have a material impact on its financial statements.

     In April 2000, the FASB issued FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation ("FIN 44") which contains rules designed to clarify the application of APB Opinion No. 25. FIN 44 is effective July 1, 2000 and has been applied by the Company.

 ------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 ------------------------------------------------------------------------------

(3) Inventories

     Inventories consist of the following:


                                              July 1,      July 3,
                                               2000         1999
               ----------------------------------------------------
               Raw materials                $ 1,268      $ 1,370
               Work in process                1,641        2,548
               Finished goods                14,857       20,803
               ---------------------------------------------------
                                            $17,766      $24,721
               ---------------------------------------------------

(4) Property, Plant and Equipment

     Property, plant and equipment consist of the following:



                                                          Estimated      July 1,      July 3,
                                                         useful life      2000         1999
       ----------------------------------------------------------------------------------------
       Land and land improvements                           N/A        $     872    $     970
       Buildings                                          20 years         7,877        9,950
       Machinery and equipment                          10-15 years        5,426        6,904
       Computers and software                            2-3 years         4,960        5,021
       Furniture and fixtures                            2-7 years         2,768        7,920
       Leasehold improvements                            3-10 years        1,240        1,168
       Automobiles                                        5 years            133          148
       Construction in progress                             N/A              274          158
       --------------------------------------------------------------------------------------
                                                                          23,550       32,239
       Less accumulated depreciation and amortization                    (12,708)     (20,320)
       --------------------------------------------------------------------------------------
                                                                       $  10,842    $  11,919
       --------------------------------------------------------------------------------------

(5) Accrued Expenses

     Accrued expenses consist of the following:



                                                          July 1,    July 3,
                                                           2000       1999
----------------------------------------------------------------------------
          Accrued employee compensation and benefits      $1,495     $2,243
          Taxes accrued and withheld                         311        413
          Accrued insurance                                  323        359
          Accrued legal                                      314        539
          Store closing reserve                              316        626
          Accrued advertising                                980        702
          Other                                              422        720
---------------------------------------------------------------------------
                                                          $4,161     $5,602
---------------------------------------------------------------------------

 ------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 ------------------------------------------------------------------------------

(6) Long-Term Debt

     Long-term debt consists of the following:



                                                                                      July 1,      July 3,
                                                                                       2000          1999
      ------------------------------------------------------------------------------------------------------
      Term loan, interest at 9.73% and 10.5%, payable monthly; principal payable
        in 70 installments of $80 with final payment due April 16, 2006              $ 5,600      $     --
      Bank loan, interest at 8.75% payable monthly, principal payable in 34
        installments of $75, with final payment due January 10, 2000                      --         6,415
      Less current installments                                                         (960)       (6,415)
      ----------------------------------------------------------------------------------------------------
         Long-term debt, excluding current installments                              $ 4,640      $     --
      ----------------------------------------------------------------------------------------------------

     In May 2000, the Company entered into a credit agreement with a lending institution, under which the lender has provided the Company with a $5.8 million term loan and a three-year $15.0 million revolving credit facility. All loans under the credit agreement will bear interest at rates based on an adjusted LIBOR rate plus an applicable margin or the bank's prime rate plus an applicable margin. The Company has granted the lender a first mortgage lien on or security interests in substantially all of its assets.

     The credit agreement contains limitations on, or prohibitions of, cash dividends, stock purchases, related party transactions, mergers, acquisitions, sales of assets, indebtedness and investments.

     Principal of the term loan will be repaid in monthly installments of principal based on a 72-month amortization, with a payment of all outstanding principal and interest required upon the earlier termination of the credit facility.

     Under the revolving credit facility, the Company is able to borrow up to $15.0 million (including a $10.0 million letter of credit subfacility) subject to borrowing base limitations based on the accounts receivable and inventory levels. The Company had no borrowings under the revolving credit facility at July 1, 2000.

     The aggregate maturities of long-term debt are as follows:



               Fiscal year
               ------------
                   2001          $   960
                   2002              960
                   2003            3,680
               -------------------------
                                 $ 5,600
               -------------------------

(7) Income Taxes

     The Company reports Federal income taxes in the consolidated return of Delta Woodside and had taxable losses of $14 million which will be reported in the fiscal 2000 consolidated Federal income tax return of Delta Woodside. The Federal income tax obligation or refund under the corporate tax-sharing arrangement that is allocated to the Company is substantially determined as if the Company was filing a separate Federal income tax return. Until mid-May 2000, the Company's Federal tax liability or receivable was paid to or was received from Delta Woodside. As a result of the Distribution, the Company will not be included in the consolidated tax returns of Delta Woodside in future years.

 ------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 ------------------------------------------------------------------------------

(7) Income Taxes (continued)

     Federal and state income tax expense was as follows:

                                            Year ended
                                  -------------------------------
                                   July 1,    July 3,    June 27,
                                    2000       1999        1998
-----------------------------------------------------------------
  Current:
    Federal                          $--       $ --        $ --
    State                             41        261         159
---------------------------------------------------------------
      Total current                   41        261         159
---------------------------------------------------------------
  Deferred:
    Federal                           --         --          --
    State                             --         --          --
---------------------------------------------------------------
      Total deferred                  --         --          --
---------------------------------------------------------------
      Income tax expense             $41       $261        $159
---------------------------------------------------------------

     A reconciliation between actual income tax expense (benefit) and the income tax expense (benefit) computed using the Federal statutory income tax rate of 35% is as follows:

                                                                                Year ended
                                                                -------------------------------------------
                                                                   July 1,        July 3,        June 27,
                                                                    2000            1999           1998
-----------------------------------------------------------------------------------------------------------
      Income tax benefit at the statutory rate                    $ (2,592)      $ (16,609)      $ (2,871)
      State income tax expense, net of Federal income taxes             27             170            103
      Valuation allowance adjustments                               (4,276)         12,652          3,212
      Foreign subsidiary adjustment                                    (21)            208            206
      Non-deductible amortization and other permanent
       differences                                                       6           4,566             --
      Spin-off adjustment                                            6,897              --             --
      Other                                                             --            (726)          (491)
---------------------------------------------------------------------------------------------------------
          Income tax expense                                      $     41       $     261       $    159
---------------------------------------------------------------------------------------------------------

     Significant components of the Company's deferred tax assets and liabilities are as follows:

                                              July 1,       July 3,
                                                2000          1999
---------------------------------------------------------------------
      Deferred tax assets:
       Net operating loss carryforwards      $  1,776      $  2,107
       Inventories                              2,218         4,883
       Depreciation                               483         1,481
       Current nondeductible accruals           1,290         1,546
-------------------------------------------------------------------
       Gross deferred tax assets                5,767        10,017
  Less valuation allowance                     (5,697)       (9,973)
-------------------------------------------------------------------
      Net deferred tax assets                      70            44
  Deferred tax liabilities -- other               (70)          (44)
-------------------------------------------------------------------
      Net deferred tax liability             $     --      $     --
-------------------------------------------------------------------

 ------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 ------------------------------------------------------------------------------

     The valuation allowance for deferred tax assets as of July 1, 2000 and July 3, 1999 was $5,697 and $9,973, respectively. The net change in the total valuation allowance for the year ended July 1, 2000 was a decrease of $4,276. The Company's gross deferred tax assets are reduced by a valuation allowance to net deferred tax assets considered by management to be more likely than not realizable. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which the temporary differences become deductible.

     As of July 1, 2000, the Company had regular tax loss carryforwards of approximately $2.1 million for Federal purposes. The Company also has state net operating loss carryforwards of approximately $18.6 million. These carryforwards expire at various intervals through 2019.


(8) Affiliated Party Transactions

     Due to (from) related parties consists of the following:



                                                July 1,     July 3,
                                                 2000        1999
--------------------------------------------------------------------
  Current:
          Delta Woodside Industries, Inc.        $ --      $ 95,541
          Delta Apparel, Inc.                      --            85
  Long term:
          Delta Woodside Industries, Inc.          --        23,178
-------------------------------------------------------------------
                                                 $ --      $118,804
-------------------------------------------------------------------

     The Company had inventory purchases from related parties totaling $28, $1,143, and $1,980 in fiscal 2000, 1999, and 1998, respectively. In addition, the Company had sales to related parties of $0, $0, and $132 in fiscal 2000, 1999, and 1998, respectively.


(9) Leases

     The Company has several noncancelable operating leases relating to buildings and office equipment.

     Future minimum lease payments under noncancelable operating leases as of July 1, 2000 were as follows:



Fiscal year                     Operating leases
------------------------------------------------
  2001                                   $ 1,348
  2002                                     1,095
  2003                                       745
  2004                                       250
  2005 and thereafter                        242
------------------------------------------------
                                         $ 3,680
------------------------------------------------

     Rent expense for all operating leases was approximately $1,838, $2,005, and $2,181 for fiscal years 2000, 1999 and 1998, respectively.


(10) Employee Benefit Plans

     The Company participated in the Delta Woodside Industries, Inc. Retirement and 401(k) Plans. On September 27, 1997, the Delta Woodside Industries Employee Retirement Plan ("Retirement Plan") merged into the Delta Woodside Employee Savings and Investment Plan ("401(k) Plan"). The Retirement Plan qualified as an Employee Stock Ownership Plan ("ESOP") under the Internal Revenue Code as a defined contribution plan. The Company contributed approximately $57, $152, and $84 to the 401(k) Plan during fiscal 2000, 1999, and 1998, respectively. The Company contributed approximately $0, $0, and $28 to the Retirement Plan during fiscal 2000, 1999, and 1998, respectively.

 ------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 ------------------------------------------------------------------------------

(10) Employee Benefit Plans (continued)

     The Company also participated in a 501(c)(9) trust, the Delta Woodside Employee Benefit Plan and Trust ("Trust"). The Trust collects both employer and employee contributions from the Company and makes disbursements for health claims and other qualified benefits.

     Effective with the spin-off transaction, the Company established its own Retirement and 401(K) Plans, with benefits similar to the Delta Woodside Retirement Plan.

     The Company also participated in the Delta Woodside Industries, Inc. Incentive Stock Award Plan and Stock Option Plan. Under both Plans, the Company recognized expenses of approximately $164, $190, and $108 for fiscal years 2000, 1999, and 1998, respectively.

     Effective with the spin-off transaction, the Company established the Duck Head Stock Option Plan (the "Option Plan") and the Duck Head Incentive Stock Award Plan (the "Award Plan").

     Under the Option Plan, the compensation grants committee of the Company's board of directors will have the discretion to grant options for up to an aggregate maximum of 500,000 common shares. Participation in the Plan is limited to key and middle level executives.

     Under the Award Plan, the compensation grants committee of the Company's board of directors will have the discretion to grant awards for up to an aggregate maximum of 200,000 common shares. The Award Plan authorizes the compensation grants committee to grant to officers and other key management employees or the middle level management employees of the Company or any of its subsidiaries rights to acquire common shares at a cash purchase price of $0.01 per share. Awards may be made to reward past performance or to induce exceptional future performance.

     As of July 1, 2000 the Company has not granted any options or awards under the Option Plan or Award Plan.


(11) Employment Agreement

     The Company has an Employment Agreement ("Agreement") with the chief executive officer of the Company that provides for the officer's salary and bonus through March 8, 2001. In addition, the officer will be granted incentive stock awards under the Award Plan covering the lesser of:

      (a) 75,000 common shares, or

      (b) Common shares with a value on the date of grant of $200.

     These amounts will vest to the extent of 60% of the shares covered thereby on March 8, 2001, if he is still employed by the Company and to the extent of up to the remaining 40% of the shares covered thereby if specified performance criteria through March 31, 2001 are satisfied and he is still employed by the Company. If the number of common shares covered by the award have a value less than $200 on the date of grant, the difference between that value and $200, plus a gross up income tax amount, will be payable in cash by the Company to the officer, subject to the same vesting criteria.

     The officer will also receive options to purchase 125,000 shares under the Plan, which will vest ratably over the period ending March 8, 2001.

     Under a separate agreement, the Company has granted the officer an option to purchase up to 1,000,000 shares of the Company at an average price for which these shares trade over the first six months after the Distribution. This option expires six months from the Distribution date.


(12) Fair Value of Financial Instruments

     The Company uses financial instruments in the normal course of its business. The carrying values approximate fair values for financial instruments that are short-term in nature, such as cash, accounts receivable, accounts payable and accrued expenses. The Company estimates that the carrying value of the Company's long-term debt approximates fair value based on the current rates offered to the Company for debt of the same remaining maturities.

 ------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 ------------------------------------------------------------------------------

(13) Operating Segments

     The Company has two reportable segments: Wholesale and Outlet Retail. The Company's reportable segments are strategic business units that offer similar products through different distribution channels. The Wholesale segment designs, markets, manufactures, sources and distributes casual wear and sportswear for men and boys and licenses the Company's trademarks for specified products. The Outlet Retail segment operates the Company's outlet and clearance stores. The accounting policies of the reportable segments are the same as those described in the summary of accounting policies. Segment operating income
(loss) is based on net earnings (loss) before interest and tax. Financial information for the Company's reportable segments is as follows:



                                                              Outlet
                                              Wholesale       retail         Total
         --------------------------------------------------------------------------
         2000
         Revenues                             $  38,305     $ 14,951      $  53,256
         Segment operating (loss) income           (675)         480           (195)
         Total assets                            29,991        3,352         33,343
         Capital expenditures                     2,481          180          2,661
         Depreciation and amortization            2,917          326          3,243
         1999
         Revenues                             $  54,094     $ 16,548      $  70,642
         Impairment charges                      13,650           --         13,650
         Segment operating loss                 (38,495)        (736)       (39,231)
         Total assets                            43,482        2,912         46,394
         Capital expenditures                     2,067          378          2,445
         Depreciation and amortization            7,047          525          7,572
         1998
         Revenues                             $  64,016     $ 19,937      $  83,953
         Segment operating loss                     (99)      (1,152)        (1,251)
         Total assets                            69,631        5,752         75,383
         Capital expenditures                     7,591          451          8,042
         Depreciation and amortization            3,570          549          4,119

(14) Customer Concentration

     During the fiscal years ended 2000, 1999 and 1998, approximately 29%, 24% and 21%, respectively, of the Company's sales were to one company. In addition, during the same fiscal years, 48%, 46%, and 45%, respectively, of the Company's sales were made to its five largest customers.


(15) Plant and Store Closure Costs

     During the third quarter of fiscal 1998, management adopted a plan to close several retail outlet stores and to close two plants in Costa Rica. The closure of the retail outlet stores was completed in the third quarter of fiscal 1999. The closure of the plants in Costa Rica was completed during the first quarter of fiscal 1999. Accordingly, during the third quarter of fiscal 1998, the Company recognized restructuring and impairment charges of $1,400. The charge for the retail outlet stores of approximately $900 includes the remaining lease payments for the stores and severance payments. The charge for the Costa Rica facilities of approximately $500 was to cover the expected loss on the disposal of the land, buildings, equipment and machinery and for severance payments.

 ------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 ------------------------------------------------------------------------------

(16) Commitments

     As of July 1, 2000, the Company had outstanding letters of credit for a total amount of $747. These letters of credit expire in July and September 2000 and June 2001.


(17) Quarterly Financial Information (Unaudited)

     Presented below is a summary of the unaudited consolidated quarterly financial information for the years ended July 1, 2000 and July 3, 1999:



                                                   2000 Quarter ended
                             ------------------------------------------------------------
                             October 2          January 1          April 1         July 1
-----------------------------------------------------------------------------------------
 Net sales                    $16,063            $12,929           $13,619        $10,645
 Gross profit                   4,937              4,025             4,623          4,425
 Operating income (loss)          372               (594)             (392)           419
 Net loss                      (1,756)            (2,703)           (2,492)          (495)


                                                     1999 Quarter ended
                             ------------------------------------------------------------
                             September 26       December 26        March 27        July 3
-----------------------------------------------------------------------------------------
 Net sales                    $21,888            $16,418           $15,680        $16,656
 Gross profit                   7,014              3,132             3,533         (5,505)
 Operating income (loss)        1,544             (3,420)           (4,052)       (33,303)
 Net loss                        (316)            (5,308)           (5,744)       (36,346)

     During the fourth quarter of fiscal year 1999, the Company recognized impairment charges of $12,581 related to goodwill and $1,069 related to store fixtures taken out of service.

 ------------------------------------------------------------------------------
                              CORPORATE DIRECTORY
 ------------------------------------------------------------------------------


CORPORATE OFFICERS


Robert D. Rockey
     Chairman, President, Chief Executive Officer and Director

K. Scott Grassmyer
     Senior Vice President, Chief Financial Officer, Secretary and Treasurer

William B. Mattison, Jr.
     Senior Vice President of Merchandising

Michael H. Prendergast
     Senior Vice President of Sales


FORM 10-K

Upon written request, the Company will furnish without charge to any Duck Head Apparel Company, Inc. Shareholder a copy of the Company's Annual Report on Form 10-K for the fiscal year ended July 1, 2000 including financial statements and schedules, but excluding exhibits.

Requests should be directed to:

K. Scott Grassmyer, Senior Vice President, Chief Financial Officer, Secretary and Treasurer, Duck Head Apparel Company, Inc., 1020 Barrow Industrial Parkway, PO Box 688, Winder, Georgia 30680


ANNUAL MEETING

The Annual Meeting of Shareholders of Duck Head Apparel Company, Inc. will be held on Wednesday, November 8, 2000, at 10:00 a.m., at Chateau Elan, 100 Rue Charlemagne, Braselton, Georgia.

BOARD OF DIRECTORS

William F. Garrett
     President & Chief Executive Officer
     Delta Woodside Industries, Inc.
     (textile fabrics manufacturer)
     New York, New York

Mark I. Goldman
     President
     360 THINC, LTD.
     (integrated marketing services company)
     Atlanta, Georgia

C. C. Guy (1), (2)
     Retired businessman
     Shelby, North Carolina

Dr. James F. Kane (1), (2), (3)
     Dean Emeritus, College of Business
     University of South Carolina
     Columbia, South Carolina

Dr. Max Lennon (1), (2), (3), (4)
     President of Mars Hill College
     Mars Hill, North Carolina

E. Erwin Maddrey, II (4)
     President
     Maddrey & Associates
     (investments/consulting)
     Greenville, South Carolina

Buck A. Mickel (2), (4)
     Vice President and Director
     Micco Corporation
     (real estate and business investments)
     Greenville, South Carolina

Bettis C. Rainsford
     President
     The Rainsford Development Corporation
     (general business development activities)
     Edgefield, South Carolina

Robert D. Rockey
     Chairman, President, Chief Executive Officer
     Duck Head Apparel Company, Inc.


(1) Member Audit Committee
(2) Member Compensation Committee
(3) Member Compensation Grants Committee
(4) Member Corporate Governance Committee